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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

June 20, 2013

Re:	Murphy USA Inc.

Amendment No. 1 to Form 10

Filed June 20, 2013

File No. 001-35914

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Ransom:

On behalf of Murphy USA Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated June 3, 2013, regarding the above-referenced registration statement on Form 10. The Company has also revised the Form 10 in response to the staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Form 10 (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

Each comment from the comment letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in the preliminary information statement filed as Exhibit 99.1 to Amendment No. 1. We are also sending, under separate cover, a marked copy of the Form 10 showing the changes to the Form 10 filed on May 6, 2013 as well as a supplemental response to Comment 15 below.

General

1.	Please provide all information required by Form 10, including filing the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions. Please confirm to us your understanding that we will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 20, 2013

Response: The Company has included financial information for the first quarter of 2013 and executive compensation disclosure in Amendment No. 1. To the extent that information is required by Form 10 and not provided in Amendment No. 1, the Company will provide all such information, including filing the required exhibits and completing all blanks in the information statement, subject to applicable exemptions, in subsequent amendments to the Form 10. The Company confirms its understanding that the staff will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

Exhibit 99.1

Industry Data, page iv

2.	We note your disclosure in the last sentence under this heading that you “do not guarantee the accuracy or completeness of this information.” Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

Response: The Company has revised the disclosure on page iv to respond to the staff’s comment.

Questions and Answers About the Separation, page 6

Q: What are the U.S. federal income tax consequences of the distribution of shares of Murphy USA common stock to U.S. stockholders?, page 7

3.	Please disclose here, as you do elsewhere, that these conditions are waivable by Murphy Oil.

Response: Murphy Oil Corporation (“Murphy Oil”) has received the contemplated private letter ruling from the U.S. Internal Revenue Service (“IRS”) and has revised the disclosures in the Murphy Oil cover letter to the information statement and on pages 7, 12, 19, 37 and 39 to reflect this development. As a result, it is no longer necessary to state that the private letter ruling condition may be waived. The text on page 7 has been revised to note that the opinion of counsel condition may be waived.

The Separation, page 33

General, page 33

4.	Please expand your disclosure to describe the material assets and liabilities that will be transferred to Murphy USA Inc. In your disclosure, please separately describe those material assets and liabilities related to the retail marketing of motor fuel products and convenience merchandise and those related to the midstream assets. When describing the midstream assets and liabilities, please further separately describe those that directly benefit your retail operations, including disclosure of the specific retail advantage(s), as well as those that do not.

Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	3	June 20, 2013

Response: The Company has revised the disclosure on page 33 to more fully describe the underlying assets, to separately describe the retail and midstream assets, and to further explain the relationship of the midstream assets to the Company’s retail business.

5.	Please expand your disclosure to briefly explain how the financial terms of the separation were determined, including the amount of the cash distribution to Murphy Oil Corporation.

Response: The Company has revised the disclosure on page 33 to respond to the staff’s comment.

Reasons for the Separation, page 33

6.	We note that part of the rationale for the transaction was to separate your marketing business from your exploration and production business so management of each company can focus on their own business. We also note the disclosure in the last sentence on page 3 that you will consider strategic alternatives for midstream assets that do not directly benefit your retail operations, such as the ethanol plants you will receive in the distribution. In an appropriate place in your information statement, please disclose the factors considered by the board of directors of Murphy Oil in determining to include in the distribution assets that do not directly benefit your retail operations. Please also disclose whether you will be able to pursue strategic alternatives related to these assets over the next two years. In this regard, we note the first risk factor on page 20.

Response: The Company has revised the disclosure on pages 20 and 33 to respond to the staff’s comment.

Incurrence of Debt, page 36

7.	We note your disclosure on page 36 that you intend to enter into new financing arrangements in anticipation of the separation and distribution. We also note that you intend to utilize a portion of the $400 to $750 million of new debt to fund a cash distribution to Murphy Oil immediately prior to the separation. Please tell us, and revise your disclosures to clarify, whether the cash you will distribute to Murphy Oil is part of the consideration for the retail business or whether the substance of this cash distribution is a dividend to your parent company. Based on your response, please explain to us how you considered the guidance in SAB Topic 1:B.3.

Response: The cash distribution to Murphy Oil is a dividend and is not consideration for the retail business. The disclosures on pages 8, 18, 36, 84, 89, 91, 97 and 102 have been revised accordingly to clarify this. The Company respectfully submits that it has complied with the guidance in SAB Topic 1:B.3 by reflecting the dividend in the pro forma balance sheet included in Amendment No. 1. See page 84.

Material U.S. Federal Income Tax Consequences of the Distribution, page 36

8.	We note that the condition of Murphy Oil’s receipt of an IRS private letter ruling may be waived by Murphy Oil. If Murphy Oil waives such condition and the change in tax consequences is material to Murphy Oil’s shareholders, please tell us how Murphy Oil intends to communicate such change in tax consequences to its shareholders.

Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	4	June 20, 2013

Response: Although Murphy Oil has received the private letter ruling from the IRS, if prior to the distribution there is a change in tax consequences from those disclosed in the Form 10 that would be material to shareholders, Murphy Oil would communicate such change by amending and, if necessary, recirculating the information statement that forms part of the Form 10.

9.	We note the statement on page 32 that you undertake no obligation to publicly release any revision to any forward-looking statement. We also note the disclosure in your forward-looking statement that Murphy Oil expects to “obtain assurances of anticipated tax treatment of the separation.” If assurances of anticipated tax treatment include Murphy Oil receiving a tax opinion from counsel and if Murphy Oil has not received the tax opinion on the date of the information statement, does not obtain the tax opinion prior to the distribution, and the change in tax consequences is material to Murphy Oil’s shareholders, then please tell us how Murphy Oil intends to communicate such change in tax consequences to its shareholders.

Response: If Murphy Oil has not received the tax opinion prior to the date of the information statement and does not obtain the tax opinion prior to the distribution, and the change in tax consequences from those disclosed in the Form 10 would be material to shareholders, Murphy Oil would communicate such change by amending and, if necessary, recirculating the information statement that forms part of the Form 10.

Conditions to the Distribution, page 39

10.	We note that you may waive the condition that the SEC declares the Form 10 effective. Please confirm to us your understanding that such condition must be satisfied in order for you and Murphy Oil to rely on our position set forth in Staff Legal Bulletin No. 4.

Response: The Company understands that the condition that the SEC declare the Form 10 effective must be satisfied for the Company and Murphy Oil to rely on the staff’s position set forth in Staff Legal Bulletin No. 4.

Agreements with Murphy Oil Corporation, page 40

11.	You state that the summary of the agreements with Murphy Oil Corporation are qualified in their entirety by reference to the full text of each agreement. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Response: The Company has revised the text on page 40 in response to the staff’s comment.

12.	We note your disclosure that the terms of the agreements described in this section have not yet been finalized and that changes, some of which may be material, may be made prior to the separation. Please tell us how Murphy Oil intends to communicate any such material changes to its shareholders.

Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	5	June 20, 2013

Response: The Company has filed the form of aircraft agreements with Amendment No. 1, and will file the finalized form of all other separation agreements in subsequent amendments to the Form 10. If any material changes to the form of agreements are made before the separation, Murphy Oil would communicate such changes to its shareholders by amending and, if necessary, recirculating the information statement that forms part of the Form 10.

Lease Agreement for 200 Peach Street, El Dorado, Arkansas, page 43

13.	Please revise to provide the disclosure required by Item 404(a)(3) of Regulation S-K with respect to the lease with Murphy Oil at your 200 Peach Street building.

Response: The disclosure on page 43 has been revised in response to the staff’s comment.

Transferability of Shares of Our Common Stock, page 43

14.	When known, please disclose the amount of shares that may be resold by affiliates, subject to Securities Act Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

Response: The disclosure on page 43 has been revised in response to the staff’s comment. The Company will complete the blank in a subsequent amendment to the Form 10.

Business and Properties, page 47

Low cost retail operating model, page 47

15.	We note your reference to the 2011 National Association of Convenience Stores’ State of the Industry Survey to support your statement that you operate at approximately 58% of the average monthly cost in the industry. We also note your statement that you “operate among the highest industry safety standards and had a Total Recordable Incident Rate (TRIR) and Days Away from Work (DAW) rate that was substantially lower than the industry averages in both 2011 and 2012.” Please provide copies of the reports or studies that support these qualitative and comparative statements contained in your information statement. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

Response: We have attached the supporting documents as Exhibit A to this letter, with relevant sections marked. The Company has made certain revisions on pages 2 and 47 in accordance with these materials.

Unaudited Pro Forma Condensed Combined Financial Statements, page 79

16.	We note you intend to enter into a new credit facility and that your pro forma financial statements reflect this anticipated new debt. Please note pro forma adjustments must be factually supportable to be included in pro forma results. Please revise your pro forma financial information, as well as disclosures throughout the filing, to give effect to the final terms of your new credit facility prior to effectiveness. Alternatively, please explain how the adjustment giving effect to borrowings under the anticipated new debt is objectively determinable and factually supportable given the new credit facility has not been executed.

Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	6	June 20, 2013

Response: The pro forma adjustments giving effect to the expected borrowings under the anticipated new debt are based on current Treasury benchmark rates and financial terms reflected in current term sheets under discussion between the Company and the arrangers of the new credit facility and the initial purchasers of the new fixed rate notes, respectively, and reflect terms that the arrangers and the initial purchasers have indicated to the Company would be obtainable under current market conditions by an obligor with the Company’s pro forma financial characteristics.

17.	We note your disclosure that only costs that you have determined to be factually supportable and recurring are included as pro forma adjustments. While we agree that non recurring items should not be reflected in the pro forma income statements, adjustments to the pro forma balance sheet should include both those items that have a continuing impact and those that are nonrecurring to the extent they are also factually supportable and directly attributable to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X. Please revise as necessary. If items have been excluded from the pro forma balance sheet because they are not yet measurable, please revise your disclosure to clarify this.

Response: Other than as reflected in the pro forma balance sheet in Amendment No. 1, there are no non-recurring items that are factually supportable and directly attributable to the transaction. In addition, there are no known items that have been excluded from the pro forma balance sheet in Amendment No. 1 because they are not yet measurable. The Company has revised its disclosure on page 84 to clarify this.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 84

Capital Resources and Liquidity, page 90

18.	We note your disclosure that you expect capital expenditures for 2013 to be approximately $204 million. Please explain in further detail if this includes expenditures expected to separate and/or duplicate IT and other systems and operate as a standalone entity. Please update your discussion to explain how these additional expenditures will affect your liquidity.

Response: The Company’s expected total capital expenditures of $204 million for the full year 2013 include approximately $10 million of non-recurring costs related to the IT infrastructure necessary to operate as a stand-alone company. The Company has revised its disclosure on page 99 to clarify this matter. The Company does not expect these IT costs to affect its liquidity in any material respect.

Please see the discussion within “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 84, which indicates that the costs to separate and/or duplicate IT systems incurred prior to the separation will be paid by Murphy Oil since they are related to the

Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	7	June 20, 2013

separation. However, non-recurring capital costs associated with the IT infrastructure necessary to operate as a stand-alone company subsequent to the termination of the Transition Services Agreement will be the responsibility of the Company and are expected to be reflected in the Company’s financial statements within one year after the separation.

Financial Statements and Supplemental Data, page F-1

19.	Effective May 15, 2013, the age of your financial statements does not satisfy the requirements of Rule 3-12 of Regulation S-X. Please update your financial statements for an interim period in accordance with this Rule.

Response: The Company has revised Amendment No. 1 to include the interim financial statements in accordance with Rule 3-12 of Regulation S-X.

*        *        *

The Company has authorized us to confirm on their behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450–4565.

Very truly yours,

By:	/s/ Joseph A. Hall
Joseph A. Hall

cc:	John A. Moore Vice President and Secretary Murphy USA Inc.